QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

	Nine Months Ended	Years Ended
	September 30, 2001	December 31, 2000	January 2, 2000	January 3, 1999	December 28, 1997	December 29, 1996
Earnings (loss) from continuing operations before income taxes	$(66,141)	$(272,230)	$77,886	$66,980	$153,095	$128,844
Add:
Interest on indebtedness	35,827	55,191	52,876	44,766	41,270	38,219
Amortization of debt expense	1,218	907	729	239	610	1,335
Portion of rents representative of the interest factor	8,076	10,026	10,484	8,166	8,890	8,731
Deduct:
Undistributed earnings from unconsolidated companies	(537)	(8,863)	(15,386)	(9,674)	(11,278)	(4,217)

Earnings	$(21,557)	$(214,969)	$126,589	$110,477	$192,587	$172,912

Fixed charges:
Interest on indebtedness	35,827	55,191	52,876	44,766	41,270	38,219
Amortization of debt expense	1,218	907	729	239	610	1,335
Portion of rents representative of the interest factor	8,076	10,026	10,484	8,166	8,890	8,731

Total fixed charges	$45,121	$66,124	$64,089	$53,171	$50,770	$48,285

Ratio of earnings to fixed charges	— (a)	— (b)	2.0x	2.1x	3.8x	3.6x

(a)
Earnings were insufficient to cover fixed charges for the nine months ended September 30, 2001 by $66,678.

(b)
Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $281,093.

QuickLinks

EXHIBIT 12